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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934



                              (AMENDMENT NO. 1  )*
                                            ---


                              Zoran Corporation
-------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, $001 par value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 98975F-10-1
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                                (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                      13G
CUSIP NO: 98975F-10-1                                  PAGE 2 OF 8 PAGES
                                                           ---  ---

==============================================================================

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
          Frederick R. Adler

------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)
                                                                      -----

                                                                   (b)  X
                                                                      -----

------------------------------------------------------------------------------
     3    SEC USE ONLY

------------------------------------------------------------------------------
     4    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

==============================================================================

Number of             SOLE VOTING POWER
Shares         5      98,219 shares
Beneficially -----------------------------------------------------------------
Owned By Each       SHARED VOTING POWER
Reporting      6    0 shares - But may be deemed to have shared power to vote
Person With         a total of 239,498 shares by reason of being a General
                    Partner of each of the Partnerships that serves as a General Partner of Venad IV and Venad IV-A (each being a
                    New York Limited Partnership), of 1520 Partners Ltd.
                    ("1520"), a Florida Limited Partnership, by reason of being President of Venad II Liquidation Corporation
                    ("Venad II"), a Delaware Corporation and by reason of his spouse, Catherine Adler, being trustee of a trust, each of which is the beneficial owner of shares of the issuer.

             -----------------------------------------------------------------
               7    SOLE DISPOSITIVE POWER
                    98,219 shares

             -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER
                    0 shares - But may be deemed to have shared power to dispose a total of 239,498 shares by reason of being a General Partner of each of the Partnerships that serves as the General Partner of Venad IV and Venad IV-A and 1520, being President of Venad II, a Delaware Corporation and by reason of his spouse, Catherine Adler, being trustee of a trust.

==============================================================================

     9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          98,219 shares, except that Mr. Adler may be deemed to beneficially own a total of 239,498 additional shares by reason of being a General Partner of each of the Partnerships that serves as the General Partner of Venad IV, VENAD IV-A, 1520, being President of Venad II and by reason of his spouse, Catherine Adler, being trustee of a trust. Mr. Adler expressly disclaims beneficial ownership of such additional shares.

------------------------------------------------------------------------------
     10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / X /
                 ------

------------------------------------------------------------------------------
     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          1.08%

------------------------------------------------------------------------------
     12   TYPE OF REPORTING PERSON*
          IN

==============================================================================
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                                      13G
CUSIP NO: 98975F-10-1                              PAGE   3    OF   8    PAGES
                                                        -----     -----
==============================================================================

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
          Venad IV
------------------------------------------------------------------------------

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) -----
                                                              (b)   X
                                                                  -----
------------------------------------------------------------------------------
     3    SEC USE ONLY
------------------------------------------------------------------------------
     4    CITIZENSHIP OR PLACE OF ORGANIZATION
          New York
==============================================================================
Number of           SOLE VOTING POWER
Shares         5    199,000 shares - except that Frederick R. Adler, a
Beneficially        General Partner of the General Partner of Venad IV may be
Owned By Each       deemed to have shared power to vote these shares.
Reporting
Person With   ----------------------------------------------------------------
                    SHARED VOTING POWER
               6    0 shares (see response to Row 5 above)

              -----------------------------------------------------------------
                    SOLE DISPOSITIVE POWER
               7 199,000 shares - except that Frederick R. Adler, a General Partner of the General Partner may be deemed to have shared power to dispose these shares.
             ------------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER
                    0 shares (See response to Row 7 above)

==============================================================================
     9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          199,000 shares

------------------------------------------------------------------------------
     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES* /  /
                  ----

------------------------------------------------------------------------------
     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          2.19%

------------------------------------------------------------------------------
     12   TYPE OF REPORTING PERSON*
          PN
==============================================================================



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                                                      Page   4   of   8   Pages
                                                           -----    -----

Item 1 (a).    Name of Issuer:

               Zoran Corporation (the "Company")

Item 1 (b).    Address of Issuer's Principal Executive Office:

               2041 Mission College Blvd.
               Suite 255
               Santa Clara, California 95054

Item 2 (a).    Name of Person Filing:

               This statement is filed by Frederick R. Adler and Venad IV. Frederick R. Adler is the General Partner of Venad Management Associates, the General Partner of Venad IV. Mr. Adler and Venad IV are sometimes collectively referred to as the "Reporting Persons".

               The Reporting Persons may be deemed to be a "group" for the purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), and the rules thereunder, although each expressly disclaims any assertion or presumption that it or any other persons on whose behalf this Statement and the Agreement attached as Exhibit 1 hereto should not be construed to be an admission that any of the Reporting Persons is a member of a "group" consisting of one or more persons.

Item 2 (b).    Address of Principle Business Office or, if none, Residence:

               The address of the principal business office of Mr. Adler is c/o Adler & Company, 1520 South Ocean Boulevard, Palm Beach, FL 33480. The principal business office of Venad IV is c/o Venad Administrative Services, Inc., 100 First Stamford Place, Stamford, CT 06902.

Item 2(c).     Citizenship:

               Mr. Adler is a United States citizen. Venad IV is a New York Limited Partnership.

Item 2 (d).    Title of Class of Securities:

               Common Stock, $.001/par value per share ("Common Stock")

Item 2(e).     CUSIP Number:

               98975F-10-1



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                                                      Page   5   of   8   Pages
                                                           -----    -----

Item 3.        Description of Person Filing:

               Not Applicable.

Item 4.        Ownership:

               The following information with respect to ownership of Common Stock of the Company by the persons filing this Statement is provided as of December 31, 1996, the last day of the year covered by this Statement.

               (a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

               (b) Percent of class: See Row 11 of cover page for each Reporting Person.

               (C)            Number of shares as to which such person has:

                              (I) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

                              (ii) Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.

                              (iii) Sole power to dispose or direct the disposition of: See Row 7 of cover page for each Reporting
                                             Person.

                              (iv) Shared power to dispose or direct the disposition of: See Row 8 of cover page for each Reporting
                                             Person.

Item 5.        Ownership of Five Percent or Less of a Class:

               If this Statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following: X

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               To the best knowledge of each of the Reporting Persons, no person other than each of the Reporting Persons will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock owned by the Reporting Persons, respectively, except that Mr. Adler may be deemed to have such rights and powers with respect to the shares beneficially owned by Venad IV, Venad IV-A, 1520, Venad II and Mr. Adler's spouse, Catherine Adler by reason of his being a General Partner (or General Partner of a General Partner) of the General Partner of Venad IV, Venad IV-A and 1520 and by reason of being President of Venad II and by reason of Mrs. Adler being trustee of a trust.



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                                                     Page   6    of   8    Pages
                                                          ------    ------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               Company:

               Not applicable.

Item 8.        Identification and Classification of Members of the Group:

               Frederick R. Adler is the General Partner of Venad Management Associates, the General Partner of Venad IV. Venad IV is a New York Limited Partnership.

               The Reporting Persons may be deemed to be a "group" for the purposes of Sections 13(d) and 13 (g) of the Act and the rules thereunder, although each expressly disclaims any assertion or presumption that it or any of the other persons on whose behalf this Statement is filed constitutes a "group". The filing of this statement should not be construed to be an admission that any of the Reporting Persons is a member of a "group" consisting of one or more persons.

Item 9.        Notice of Dissolution of Group:

               Not applicable.

Item 10.       Certification:

               Not applicable.




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                                                      Page   7   of   8   Pages
                                                           -----    -----


                                   SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


February 14, 1997


                              ------------------------------------------------
                              Frederick R. Adler, in his individual capacity, and in his capacity as the General Partner of the General Partner of Venad IV




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                         Page   8    of   8    Pages                EXHIBIT 1
                              ------    ------

                            AGREEMENT TO FILE JOINT
                           STATEMENT ON SCHEDULE 13G

               AGREEMENT, this 14th day of February, 1997, by and among Venad IV, a New York Partnership and Frederick R. Adler ("Mr. Adler") on behalf of himself and as General Partner of the Partnership that serves as the General Partner of Venad IV.

               WHEREAS, the Common Stock has been registered by Zoran Corporation under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Act");

               WHEREAS, pursuant to Rule 13d-1 under the Act, any person who holds more than five percent (5%) of such a class of registered equity securities as of the end of any calendar year is permitted to file with the Securities and Exchange Commission a statement on Schedule 13G in certain circumstances; and

               WHEREAS, Rule 13d-1 (f) under the law provides that whenever two or more persons are permitted to file a statement on Schedule 13G with respect to the same securities, only one such statement need be filed, provided such persons agree in writing that such statement is filed on behalf of each of them.

               NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, the parties hereby agree as follows:

               VENAD IV AND MR. ADLER hereby agree, in accordance with Rule 13d-1 (f) under the Act, to file the statement on Schedule 13G (the "Statement") with respect to the Common Stock beneficially owned or that may be deemed to be beneficially owned by each of them pursuant to Sections 13(d) and 13(g) of the Act and the rules thereunder.

               VENAD IV AND MR. ADLER hereby agree that this Statement shall be filed on behalf of each of them and that a copy of this Agreement shall be filed as an Exhibit thereto in accordance with Rule 13d-(f) (iii) under the Act.

               This Agreement and the filing of the Statement shall not be construed to be an admission that Venad IV and Mr. Adler are members of a "group" pursuant to Sections 13(d) and 13 (g) of the Act and the rules thereunder consisting of one or more such persons.

               IN WITNESS WHEREOF, the parties have executed this Agreement or caused this Agreement to be signed on their behalf by their duly authorized representatives as of the date first written above.





                             -----------------------------------------------
                             Frederick R. Adler, in his individual capacity, and in his capacity as the General Partner of the General Partner of Venad IV